EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**07/28/09**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

8-K	**form8-k.htm**
	CHCO Form 8-0K, Presentation at 7 2009 KBW Conference
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	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Slide Presentation at KBW Conference
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8-K	submissionpdf.pdf
	Printable copy of CHCO Form 8-K and Exhibit - KBW Conference

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
July 28, 2009



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On July 28, 2009, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company") delivered a presentation regarding the Company's financial performance to a group of analysts and investors at the Keefe Bruyette & Woods 10th Annual Community Bank Investor Conference held in New York City.

Copies of the slides used in the presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>July 28, 2009</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer



Keefe, Bruyette & Woods
Community Bank Investor Conference
July 2009

Forward Looking Statements

- This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company



- **Total Assets**   **$2.6 bil**
- **Branches**   **69**
- **FTE**   **830**
- **Market Cap**   **$480 mil**
- **Institutional Ownership**   **56%**
- **Avg Daily Volume**   **$2.5 mil**

Date: June 30, 2009

Value in the Banking Sector?
Checklist for success in current environment:

Capital
- Strongly capitalized

Markets
- Solid Distribution Network
- Stable Geographic Markets
- Disciplined Competition

Performance
- Strong Net Interest Margin
- Strong NIM Management
- Strong Fee income
- Ability to control expenses

Growth
- Liquidity to grow
- Ability to grow share in market
- Opportunity to grow into new markets

Management

City Holding Company:

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition
- **Performance:** Has Consistently outperformed peers with respect to earnings, capital, and liquidity
- **Asset Quality:** strong compared to peers and City's management has recognized and dealt with issues
- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

Key Markets


2nd Branch Share & 8% Deposit Share in Morgan, Berkeley & Jefferson Co. WV
$1.9 Billion
1st Branch Share & 9% Deposit Share in Huntington WV/Ashland KY MSA
$3.8 Billion
1st Branch Share & 10% Deposit Share in WV's largest market; $5.3B
1st & 27% Deposit Share
$2.0 Billion
Ohio
West Virginia
70
79
68
81
64
77
Clarksburg
Ripley
Point Pleasant
Chesapeake, OH
Huntington
Milton
Teays Valley
Cross Lanes
Charleston State Capitol
Montgomery
Beckley
Lewisburg
Hinton
Berkeley Springs
Martinsburg
Inwood
Charles Town
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769-1106
www.cityholding.com

CHCO is consistently among the most profitable:

	2005	2006	2007	2008	2008 Peers Median	2009 1st Half
Reported ROA	2.09%	2.11%	2.03%	1.12%	0.58% - 87th %ile	1.63%
ROTE	22.3%	22.4%	21.0%	11.4%	8.5% - 69st %ile	18.4%
Tangible Common Equity/TA	9.5%	10.1%	9.7%	8.83%	6.4% - 90th %ile	9.11%
NIM	4.49%	4.56%	4.34%	4.64%	3.67%- 92nd %ile	4.29%
Efficiency Ratio	46.7%	44.5%	45.9%	46.3%	63.1% - 92nd %ile	50.4%
Non-Int Rev/Total Rev	34%	34%	34%	36%	23% - 94th %ile	37.7%

* Non-Int Reve excludes gain on Visa IPO; Securities Losses

Liabilities: Low Cost and Stable Deposits



Data: December 31, 2008

CHCO's Cost of Funds Advantage:

	CHCO	Peers	Advantage
CD's	3.87%	3.81%	-6 Bps
Interest Bearing Deposits	2.48%	2.74%	26 Bps
Total Deposits	2.08%	2.33%	25 Bps
Interest Bearing Liabilities	2.48%	2.90%	52 Bps



Top quartile

Data: 2008. Peers reflect 205 publicly traded $1 to $10 billion banks reporting these rates

Favorable Revenue Profile for the current yield curve environment:

City Holding Company

94th percentile

36%



64%

- Non Interest Income
- Net Interest Income

*As of December 31, 2008. Non-interest income excludes other than temporary impairment losses and VISA IPO gain

Peer Group

24%



76%

- Non Interest Income
- Net Interest Income

Sample of 249 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2008, excluding investment gains/losses

Success in our Retail Banking unit has led to strong growth in retail branch service charges:



14.8% CAGR
2001 to 2008

Asset Quality

- City's Loans are 60% Retail/40% Comm'l
- City's market area tends to be more stable
- Real Estate prices in City's market area have been relatively stable
- City's Past-due loan trends are stable
- City's non-performing asset levels are stronger than peers
- City has been aggressive about charging down non-performing loans

Conservative Loan Portfolio Mix

City Holding Company



Peer Group



Residential Real Estate	Home Equity
Consumer/Other	Commercial

Residential Real Estate	Home Equity
Consumer/Other	Commercial

Loan to Deposits 88.8%

Loan to Deposits 98.8%

As of December 31, 2008

Sample of 266 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2007

Past-Due Loans (30+ days)

Past-due loans trends are stable and reflect better economics in City's core markets

	12/05	12/06	12/07	12/08	6/30/09
Residential	1.14%	0.76%	0.91%	o.63%	0.84%
Home Equity	0.37%	0.34%	0.63%	0.39%	0.51%
Consumer	2.32%	0.99%	0.86%	0.84%	0.28%
CMRE	0.11%	0.03%	0.26%	0.19%	0.15%
C&I	0.12%	1.47%	0.02%	0.21%	0.57%

NPA's to Loans & OREO



Non-performing Loans:
1.76% of Total Loans (June 30, 2009)



Net Charge-offs

2008: $5.8 Million

0.33% of Average Loans vs.
0.46% for 20 Regional Peers

2009:1 Half $5.1 MM

0.28% of Average Loans





Greenbrier Resort Speculative Properties - 6/30/09

Original Loan Balances	$ 18.6 MM
Current Loan Book Balance	$ 7.6 MM
OREO	$ 6.7 MM
Specific Reserve in ALLL	($ 2.2 MM)
On-Balance Sheet:	$ 12.1 MM (65% of orig loan)




Investment Portfolio at 3/31/09

	Orig. Cost	Other than Temporary Impairment Charges (Cumm)	Unrealized Gains/ (Losses)	Carrying Value
FNMA & FHLMC Pfd	$22.7	($21.1)	($1.0)	$0.6
Municipals	$ 49.3	$0	($0.4)	$48.8
MBS	$292.8	$0	$6.2	$299.0
Pool Bank Trust Pfd	$ 27.1	($18.3)	($5.4)	$3.4
Single Issue Bank Trust Pfd; Bank Holding Company Pfd; Sub-debt of FI's	$110.8	($1.0)	($14.0)	$95.8
Money Markets & Mutual Funds	$64.8	$0	$0	$64.8
Fed & FHLB Stock	$ 13.0	$0	$0	$13.0
Bank Equities	$ 8.9	$0	($3.0)	$5.9

Net Interest Margin
Strong NIM driven by solid core deposit franchise & strong NIM management



Interest Rate Risk to Net Interest Margin:

CHCO is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase of Decrease in Net Income between 1-12 months
+300 Bp	+11.9%
+200 Bp	7.4%
+100 Bp	3.0%

Data: March 31. 2009

Prime-based Floors:

- Purchased 2005-2006
- Sold late 2008
- Positions CHCO for rising rates

Notional	Prime Rate	Term Date
$100MM	8%	June 2011
$100MM	7.75%	May 2011
$50MM	6.75%	Nov 2009
$50MM	6.75%	Nov 2008
$100MM	6%	June 2010
$100MM	6%	June 2009



Interest Rate Risk Summary:

- CHCO is less dependent upon NII than its peers
  - Fee income in top 10% of peer group

- CHCO's NIM is strong relative to peers based upon strong core deposit franchise

- Due to Prime-based floors, CHCO's NIM is among the best in the industry
  - In 2nd Q of 2009, Prime-based floors were worth 47 bp of NIM

- CHCO is positioned to benefit from economic recovery
  - An increase of 300 Bp in rates would result in an increase of 41 bp of NIM

Previously Securitized Loans:

Core growth in revenues in 2003-2008 offset lower earnings from PSL balances

	2004	2005	2006	2007	2008	2009 Projected
Average Balances	$83.5 MM	$42.9 MM	$22.3 MM	$10.5 MM	$5.2 MM	$3.6MM
Rate	17.4%	26.6%	42.2%	69.1%	108%	120%
Gross Interest Revenue	$14.5 MM	$11.4 MM	$9.4 MM	$7.3 MM	$5.6MM	$4.0MM

- **Opportunity:** City's mix is 40% Commercial/60% Retail reflecting City's historic retail focus.

- **Opportunity:** Some competitors have stopped lending.

- **Opportunity:** City has launched a successful new cash management initiative to address depository needs of larger business customers.



Commercial Loan Growth:
Historically 8 to 10% annual growth

Growth in 2005 excludes Classic Acquisition

City's Retail Distribution Network: Expanding to meet our customer's needs



City Opened 4 Wal-Marts in key markets where it had significant share:




Branch Renovations/Expansions to meet customer demand:






A Focus: Eastern Panhandle Expansion






Expansion into Bluefield WV-VA:




Bluefield WV-VA:
    County Deposits: $1.7 billion
    Branches: 50
    Largest Competitors: BB&T (27%), FCBC (26%)

City's Newest Location: Hurricane WV





Putnam Co. WV:
County Deposits: $761 MM
Branches: 18
Largest Competitors:
Putnam Co. Bank (50%)
BB&T (10%)

City's Next Location: South Charleston




CityInsurance

- **2006 Revenues**   **$2.3 million**
- **2007**   **$4.1 million**
- **2008**   **$4.2 million**
- **2009 YTD**   **$3.3 million**

Strategies:

- **Added Workers Compensation Dept in 2006/7**
- **Added Personal Lines Department in 2006/7**
- **Opened Beckley WV Office in 2006/7**
- **Opened Martinsburg Office in 4th Q 2008**
- **Opened Ashland Office in 4th Q 2008**
- **Acquired Nitro-based Patton Ins. Agency in Dec 2008**
- **Added Medicus Representation in late 2008**
- **Acquired Teays Valley based Dickens & Clark in Apr 09**

Insurance Acquisition
Nitro-based Patton Insurance



Insurance Acquisition
Teays Valley based Dickens & Clark



Trust AUM: CAGR (04-08) 8%
Grew AUM in 2008 despite market by taking share



CHCO: Capital Flexibility

- Tangible Common Equity at 6/30/09: 9.11%

- No TARP!!!!

- Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 14% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Increased 11% in April 2007 to $1.24
  - Increased 10% in April 2008 to $1.36
  - Dividend Yield over 4%

- Share Repurchases
  - Purchased 1,651,172 shares in 2007 and 2008 (9.4% of outstanding shares at 12/31/06)

  - Driven by CHCO's strong profitability, coupled with CHCO's dividend coverage ratio against first call estimates, CHOC can achieve greater long-term share repurchase activity than peers.

Acquisitions:

$100MM to $500MM in assets

WV, SE Ohio, Eastern KY, I81 Corridor from VA thru MD, SW Pennsylvania


OH
WV
KY
Pomeroy
Pt. Pleasant
Ripley
Clarksburg
Sutton
Martinsburg
Ironton
Greenup
Chesapeake
Ashland
Grayson
Huntington
Cross Lanes
Charleston
Montgomery
Marlinton
Paintsville
Beckley
Lewisburg
Hinton
23
77
79
81
64

A Deep, Diverse, and Young Management Team

	TITLE	EXPERIENCE	AGE	JOINED
▪	CEO	PPLS; CHCO CFO,PHD	46	2001
▪	EVP-Retail	PPLS	53	2001
▪	EVP-Comm.	One Valley;BB&T,CPA	59	2004
▪	CFO	Public Accounting,CPA	43	2005
▪	CAO/CIO	City National Bank	45	1989
▪	CCO	United Bankshares,CPA	35	1998
▪	SVP-Branches	BB&T	41	2001
▪	CRO	BB&T	52	2001
▪	SVP Consumer	Bank One	42	2001
▪	SVP Mortgage	United Bankshares	57	2004
▪	SVP Trust	City National Bank	54	1985
▪	SVP Insurance	Rogers; Principal	39	2007
▪	Treasurer	City National Bank	42	1990

Value in the Banking Sector?

Checklist for success in current environment:

Capital

- Strongly capitalized **- Top 10%**

Markets

- Solid Distribution Network - **Excellent**
- Stable Geographic Markets - **Yes - WV & E Kentucky**
- Disciplined Competition - **Yes - see NIM**

Performance

- Strong Net Interest Margin - **Yes**
- Strong NIM Management - **See Results (Floors)**
- Dependence on NII **- Top Decile**
- Ability to control expenses - **Top Decile Efficiency Ratio**

Growth

- Liquidity to grow - **Extremely Strong**
- Ability to grow share in market - **5-mile branch share 32%; deposit share 14%**
- Opportunity to grow into new markets - **Challenging**
- Management - **Strong Team with Great Results**

CHCO represents good value and stability

Pricing Metrics*:

- Price to Book: 158%
- Price to Tangible Book: 197%
- Price to 2009 Projected Earnings** 11.0x
- Dividend Yield 4.7%
- Div Payout Ratio (First Call)** 52%
- Tangible Capital/Tangible Assets 9.11%
- Institutional Ownership 56%

* **Based on Price of $28.83 (7/22/09)**

** **Based on analyst estimate of $2.63 (average of 6)**